Pricing Term Sheet	Free Writing Prospectus
dated as of February 4, 2016	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplements each dated February 4, 2016 to the
Prospectus dated February 27, 2015
Registration No. 333-202379

Hess Corporation

Concurrent Offerings of

25,000,000 Shares of Common Stock, par value $1.00 per Share (the “Common Stock”)

(the “Common Stock Offering”)

and

10,000,000 Depositary Shares (the “Depositary Shares”)

Each Representing a 1/20th Interest in a Share of

8.00% Series A Mandatory Convertible Preferred Stock

(the “Depositary Shares Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated February 4, 2016 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated February 4, 2016 relating to the Depositary Shares Offering (the “Depositary Shares Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated February 27, 2015, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-202379. Neither the Common Stock Offering nor the Depositary Shares Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Issuer:	Hess Corporation

Ticker / Exchange for the Common Stock:	HES / The New York Stock Exchange (“NYSE”)

Trade Date:	February 4, 2016.

Settlement Date:	February 10, 2016.

Use of Proceeds:

The Issuer expects to receive net proceeds from the Common Stock Offering of approximately $945.8 million (or approximately $1,087.7 million if the underwriters in the Common Stock Offering exercise their option to purchase additional shares in full), and the Issuer expects to receive net proceeds from the Depositary Shares Offering of approximately $485.3 million (or approximately $558.0 million if the underwriters of the Depositary Shares Offering exercise their option to purchase additional depositary shares in full), in each case, after deducting the applicable underwriting discounts and before estimated offering expenses payable by the Issuer.

The Issuer intends to use $32.5 million of the net proceeds from the Depositary Shares Offering to pay the cost of the capped call transactions described in the Depositary Shares Preliminary Prospectus Supplement. The remaining net proceeds from the Depositary Shares

Offering, as well as the net proceeds from the concurrent Common Stock Offering, will strengthen the Issuer’s balance sheet and will be used for general corporate purposes, including funding the Issuer’s longer term capital needs. See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement and the Depositary Shares Preliminary Prospectus Supplement.

Related Party Purchases:	John B. Hess, the Issuer’s Chief Executive Officer, and certain Hess family trusts have agreed to purchase in the aggregate approximately 51,300 shares of Common Stock for an aggregate purchase price of approximately $2.0 million, and 260,000 Depositary Shares for an aggregate purchase price of $13.0 million. In addition, certain of the Issuer’s directors have agreed to purchase an aggregate of approximately $350,000 of the Issuer’s Common Stock in the Common Stock Offering, and $1.6 million of the Depositary Shares in the Depositary Shares Offering.

Common Stock Offering

Common Stock Offered:	25,000,000 shares of Common Stock

Option for Underwriters to Purchase Additional Shares of Common Stock:	3,750,000 additional shares of Common Stock

NYSE Last Reported Sale Price of the Common Stock on February 4, 2016:	$43.47 per share

	Per Share of Common Stock		Total
Public Offering Price	$39.00		$975,000,000
Underwriting Discount and Commissions	$1.17	(1)	$29,207,700
Proceeds to the Issuer (Before Expenses)	$37.83		$945,792,300	(2)

(1)	Reflects underwriting discount and commissions relating to the shares of Common Stock other than those purchased by Mr. Hess, certain Hess family trusts and certain directors. The underwriters will receive an underwriting discount relating to any securities purchased by those entities and persons equal to the underwriting discount minus the selling concession.
(2)	The proceeds, before expenses, to the Issuer reflect the proceeds from approximately $2,350,000 of the shares of Common Stock purchased by Mr. Hess, certain Hess family trusts and certain directors, for which the underwriters will not receive any selling concession, and proceeds from approximately $972,650,000 of the shares of Common Stock sold to the public, at a price equal to the public offering price less the underwriting discount and commissions (including the selling concession).

CUSIP / ISIN:	42809H107 / US42809H1077

Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Depositary Shares Offering

Depositary Shares Offered:	10,000,000 Depositary Shares, each of which represents a 1/20th interest in a share of the Issuer’s 8.00% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”). At settlement of the Depositary Shares Offering, the Issuer will issue 500,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ option to purchase additional Depositary Shares.

Option for Underwriters to Purchase Additional Depositary Shares:	1,500,000 additional Depositary Shares (corresponding to 75,000 additional shares of the Mandatory Convertible Preferred Stock).

	Per Depositary Share		Total
Public Offering Price	$50.00		$500,000,000
Underwriting Discount and Commissions	$1.50	(1)	$14,737,200
Proceeds to the Issuer (Before Expenses)	$48.50		$485,262,800	(2)

(1)	Reflects underwriting discount and commissions relating to the Depositary Shares other than those purchased by Mr. Hess, certain Hess family trusts and certain directors. The underwriters will receive an underwriting discount relating to any securities purchased by those entities and persons equal to the underwriting discount minus the selling concession.
(2)	The proceeds, before expenses, to the Issuer reflect the proceeds from approximately $14,600,000 of the Depositary Shares purchased by Mr. Hess, certain Hess family trusts and certain directors, for which the underwriters will not receive any selling concession, and proceeds from $485,400,000 of the Depositary Shares sold to the public, at a price equal to the public offering price less the underwriting discount and commissions (including the selling concession).

Dividends:

8.00% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion; provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date is $18.00 per share of Mandatory Convertible Preferred Stock (equivalent to $0.90 per Depositary Share). Each subsequent dividend is expected to be $20.00 per share of Mandatory Convertible Preferred Stock (equivalent to $1.00 per Depositary Share).

Dividend Record Dates:	The January 15, April 15, July 15 and October 15 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	February 1, May 1, August 1 and November 1 of each year, commencing on May 1, 2016 and ending on, and including, February 1, 2019.

Mandatory Conversion Date:	The third business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 23rd scheduled trading day immediately preceding February 1, 2019.

Initial Price:	$38.9985, which is approximately equal to $1,000, divided by the Maximum Conversion Rate.

Threshold Appreciation Price:	$45.8253, which represents a premium of approximately 17.5% over the Initial Price and is approximately equal to $1,000, divided by the Minimum Conversion Rate.

Floor Price:	$13.6495 (approximately 35% of the Initial Price).

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 25.6420 shares of Common Stock and not less than 21.8220 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Depositary Shares Preliminary Prospectus Supplement) of the Common Stock, as described below and subject to certain anti-dilution adjustments. Correspondingly, the conversion rate per Depositary Share will be not more than 1.2821 shares of Common Stock and not less than 1.0911 shares of Common Stock.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock
	Greater than the Threshold Appreciation Price	21.8220 shares of Common Stock
	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price Less than the Initial Price	Between 21.8220 and 25.6420 shares of Common Stock, determined by dividing $1,000 by the applicable market value 25.6420 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:
	Applicable Market Value of the Common Stock	Conversion Rate per Depositary Share
	Greater than the Threshold Appreciation Price	1.0911 shares of Common Stock
	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price Less than the Initial Price	Between 1.0911 and 1.2821 shares of Common Stock, determined by dividing $50 by the applicable market value 1.2821 shares of Common Stock

Optional Conversion:	Other than during a fundamental change conversion period (as defined in the Depositary Shares Preliminary Prospectus Supplement), at any time prior to February 1, 2019, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate of 21.8220 shares of Common Stock per share of Mandatory Convertible Preferred Stock (equivalent to 1.0911 shares of Common Stock per Depositary Share), subject to adjustment as described in the Depositary Shares Preliminary Prospectus

Supplement. Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 20 Depositary Shares.

Fundamental Change:

If a fundamental change (as defined in the Depositary Shares Preliminary Prospectus Supplement) occurs on or prior to February 1, 2019, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock at the fundamental change conversion rate (as defined in the Depositary Shares Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Depositary Shares Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change, but in no event later than February 1, 2019).

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Depositary Shares Preliminary Prospectus Supplement) in the fundamental change:

Stock Price
Effective Date	$10.00	$20.00	$30.00	$39.00	$42.50	$45.83	$50.00	$60.00	$70.00	$80.00	$95.00	$110.00
February 10, 2016	17.1700	20.2460	20.6060	20.0900	20.6340	20.6400	20.6500	20.6940	20.7540	20.8200	20.9160	21.0020
February 1, 2017	20.1020	22.0280	21.8700	21.5640	21.4700	21.3960	21.3240	21.2260	21.2000	21.2080	21.2480	21.2960
February 1, 2018	22.9400	23.9540	23.3840	22.6200	22.3740	22.1780	21.9840	21.7000	21.5820	21.5440	21.5460	21.5660
February 1, 2019	25.6420	25.6420	25.6420	25.6420	23.5300	21.8220	21.8220	21.8220	21.8220	21.8220	21.8220	21.8220

The exact stock price and effective date may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•	if the stock price is in excess of $110.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement; and

•	if the stock price is less than $10.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

Stock Price
Effective Date	$10.00	$20.00	$30.00	$39.00	$42.50	$45.83	$50.00	$60.00	$70.00	$80.00	$95.00	$110.00
February 10, 2016	0.8585	1.0123	1.0303	1.0045	1.0317	1.0320	1.0325	1.0347	1.0377	1.0410	1.0458	1.0501
February 1, 2017	1.0051	1.1014	1.0935	1.0782	1.0735	1.0698	1.0662	1.0613	1.0600	1.0604	1.0624	1.0648
February 1, 2018	1.1470	1.1977	1.1692	1.1310	1.1187	1.1089	1.0992	1.0850	1.0791	1.0772	1.0773	1.0783
February 1, 2019	1.2821	1.2821	1.2821	1.2821	1.1765	1.0911	1.0911	1.0911	1.0911	1.0911	1.0911	1.0911

The exact stock price and effective date may not be set forth on the table, in which case:

• if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

• if the stock price is in excess of $110.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 20, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement; and

• if the stock price is less than $10.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 20, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may only convert its Depositary Shares upon the occurrence of a fundamental change in lots of 20 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Depositary Shares Prospectus Supplement) is 6.00% per annum.

Listing:	The Issuer intends to apply to list the Depositary Shares on The New York Stock Exchange under the symbol “HES.PRA” and expects trading of the Depositary Shares on The New York Stock Exchange to begin within 30 days of the Settlement Date.

CUSIP / ISIN for the Depositary Shares:	42809H 404 / US42809H4048

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	42809H 503 / US42809H5037

Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Stock

Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Depositary Shares Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from: Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue Edgewood, NY 11717 or by calling (866) 803-9204 or by email at prospectus-eq_fi@jpm.com; or Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department or by calling 1-866 718-1649 or by e-mail at prospectus@morganstanley.com.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

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